SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February, 2005


Commission File Number 1-08781


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                                 ELSCINT LIMITED
                 (Translation of Registrant's Name Into English)


                     13 MOZES STREET, TEL AVIV 67442, ISRAEL
                    (Address of principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
      Form 20-F  X            Form 40-F
               ----                    ----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
      Yes                      No  X
         ----                    ----

      If "Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

                                EXPLANATORY NOTE

Attached are the following exhibits:

99.1 The Company's Proxy Statement for its Annual General Meeting of Shareholders to be held on March 23, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ELSCINT LIMITED
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                                       (Registrant)


Date: February 24, 2005                By: /s/ Rachel Lavine
                                          --------------------------------
                                          Name:  Rachel Lavine
                                          Title: President

                                  EXHIBIT INDEX
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EXHIBIT NO.       DESCRIPTION
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99.1              Notice of annual general meeting and proxy statement.